Exhibit 99.1

Press Release

Thursday, February 12, 2009

For further information, contact

Judy Naus at 651-286-8623

or info@biotelinc.com

Biotel Announces Profitable Second Quarter ended December 31, 2008

Minneapolis, February 12, 2009 -- Biotel Inc. (Bulletin Board: BTEL.OB) announced results for its second quarter ended December 31, 2008, with net earnings of $289,000, or $0.10 per diluted share, on revenues of $3,186,000. This compares to net earnings of $206,000, or $0.07 per diluted share, on revenues of $2,859,000 for the second quarter of last year. For the six months ended December 31, 2008, Biotel had net earnings of $617,000, or $0.22 per diluted share, on revenues of $6,354,000. This compares to net earnings of $376,000, or $0.13 per diluted share, on revenues of $5,610.000 for the first six months of last year.

Highlights for the second quarter are as follows:

•	Ninth consecutive profitable quarter
•	Net income up 40.3% year over year
•	Strong gross margin of 45.9%, versus 44.7% a year ago
•	Strong balance sheet with no long-term bank debt
•	Stockholders’ equity of $5,320,000, up 22.8% year over year

“We are pleased with Biotel’s revenue growth, margin improvement and overall performance in the second quarter,” Biotel President and CEO Steve Springrose said. “Sales of the Braemar ER920W wireless arrhythmia monitor remained strong as one of our OEM partners continued ordering product for inventory stocking. We expect sales to this customer to diminish in the second half. Sales of Braemar Holter devices, event recorders, liposuction equipment and other medical devices remained solid. Having received FDA 510(k) approval of our Fusion platform of wireless ECG monitoring products, we are beginning shipments of an evaluation version of the product this quarter, followed by a planned limited clinical release and distribution of Fusion products in our fourth quarter. Biotel serves as a development partner to medical corporations seeking new devices and clinical research services.”

	3 months ended December 31, 2008	3 months ended December 31, 2007	% Change

Revenues	$3,186,000	$2,859,000	11.4%
Net Income	$289,000	$206,000	40.3%
Earnings Per Share, Basic	$0.10	$0.08
Earnings Per Share, Diluted	$0.10	$0.07

	6 months ended December 31, 2008	6 months ended December 31, 2007	% Change

Revenues	$6,354,000	$5,610,000	13.3%
Net Income	$617,000	$376,000	64.2%
Earnings Per Share, Basic	$0.22	$0.14
Earnings Per Share, Diluted	$0.22	$0.13

-End-